UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-16701

(Check one):

[	] Form 10-K	[	] Form 20-F	[	] Form 11-K
☒ Form 10Q	[	] Form N-SAR

For Period Ended June 30, 2008

☐ Transition Report of Form 10-K

[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.  Nothing in this form shall be construed to imply that the Commission has verified any

Information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

Part I – Registrant Information

Abraxas Petroleum Corporation

(Full Name of Registrant)

500 North Loop 1604 East, Suite 100

Address if Principal Executive Office (Street and Number

San Antonio, TX 78232

City, State and Zip Code

Part II Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks

Relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort and expense.
(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement of other exhibit required by rule 12b-25(c) has been attached if applicable.

Part III – Narrative

The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 cannot be filed in the prescribed time period without out unreasonable effort or expense. The Company requires additional time to insure adequate disclosure of information required to be included in the Form 10-Q

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Chris Williford	210	490-4788
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) if the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes	[	] No

______________________________________________________________________________________

(3)

Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof

[	] Yes	[ X ] No

_______________________________________________________________________________________

If so, attach an explanation of the anticipated change, both narratively and quaintitatively, and if appropriate, state the reason why a reasonable estimate of the results cannot be made.

  Abraxas Petroleum Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 11, 2008	By /s/ Chris E. Williford
Chris E. Williford
Chief Financial Officer